UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): February 11, 2015

Hampden Bancorp, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-33144 (Commission File Number)	20-5714154 (IRS Employer Identification No.)

19 Harrison Avenue, Springfield, Massachusetts  01102

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (413) 736-1812

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.                                          Other Events

On or about February 11, 2015, a purported stockholder of Hampden Bancorp, Inc. (the “Company”) filed a putative class action lawsuit in the Superior Court of Massachusetts for Hampden County against the Company, the Company’s board of directors, and Berkshire Hills Bancorp, Inc. (“Berkshire”), captioned Brian Levy v. Hampden Bancorp, Inc. et al.  The lawsuit alleges that the Company’s directors breached their fiduciary duties to the Company’s stockholders, and that Berkshire aided and abetted those breaches, by engaging in an allegedly unfair process leading to the Company’s sale to Berkshire and by allegedly failing to maximize value for the Company’s stockholders.  The lawsuit also alleges that the Company’s proxy statement contained material omissions.  The lawsuit seeks, among other things, equitable relief enjoining the sale agreement.

The Company believes this complaint is baseless and without merit and intends to vigorously defend this action.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HAMPDEN BANCORP, INC.

	By:	/s/ Tara G. Corthell
Tara G. Corthell
Chief Financial Officer and Treasurer

Date: February 12, 2015